

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2018

By E-Mail
Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153

>   **Re: Xerox Corporation**
>   **Soliciting Material filed pursuant to Rule 14a-12 on May 4 and 7, 2018**
>   **Filed by Carl C. Icahn, *et al.***
>   **File No. 001-04471**

Dear Mr. Lynn:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your responses and any amendment you may file in response to these comments, we may have additional comments.

Soliciting Material Filed Pursuant to Rule 14a-12 on May 4, 2018

Exhibit 2

1.   You must avoid making statements that directly or indirectly impugn the character, integrity or personal reputation of other persons or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for each such assertion must be reasonable.

     *   Xerox Board commits additional *intentional breaches of fiduciary duties*.

     *   Xerox Board is pursuing their own *brazen self-interest*.

2.   Disclosure states that "[o]ver the next few months, we intend to see that "*massively conflicted*" Jeff Jacobson…" Similar disclosure can be found in your soliciting material filed pursuant to Rule 14a-12 on May 7, 2018. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for

each such opinion or belief. In future filings, statements such as this should be characterized as a belief, supported by facts, or avoided.

Soliciting Material Filed Pursuant to Rule 14a-12 on May 7, 2018

Exhibit 1

3. See comment 1 above. Provide us supplementally, or disclose, the factual foundation for the following assertion: When referring to the Xerox Board, you state that it entered into the deal with Fuji to *further their own personal interests*.

4. See comment 2 above. In future filings, the following statement or types of statements should be characterized as a belief, supported by facts, or avoided: "This means that the *lame duck board* may no longer deny shareholders…"

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Bryan Hough, Attorney-Advisor, at (202) 551-8625 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Louie Pastor, Esq.
        Icahn Enterprises L.P.